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                              October 21, 2022

       Leonard Stella
       President
       Purthanol Resources Limited
       2711 Centreville Rd., Suite 400
       Wilmington, DE 19808

                                                        Re: Purthanol Resources
Limited
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Filed October 7,
2022
                                                            File No. 000-33271

       Dear Leonard Stella:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2022 letter.

       Amendment No. 5 to Registration Statement on Form 10-12G filed October 7, 2022

       General

   1. We note your response to comment 1. Since your registration statement automatically became effective 60
days after its initial filing pursuant to Section 12(g)(1), you are now subject to the
reporting requirements of the Exchange Act of 1934. As such, please tell us when you intend to file
your Forms 10-Q.
       Item 14. Changes in and Disagreements with Accountants on Accounting and Financial
       Disclosure, page 18

   2.                                                   We note your response
to comment 2 and that an Exhibit 16 letter has been
                                                        provided regarding the
resignation of TAAD, LLP. We further note your disclosure in
                                                        Item 14 that there are
not and have not been any disagreements between the Company and
 Leonard Stella
Purthanol Resources Limited
October 21, 2022
Page 2
      its accountants on any matter of accounting principles, practices, or financial statement disclosure, which appears to be inconsistent with the disclosure provided by TAAD,
      LLP in the Exhibit 16 letter. As such, please clarify and provide all the information required by Item 304 of Regulation S-K.
       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameLeonard Stella
                                                            Division of
Corporation Finance
Comapany NamePurthanol Resources Limited
                                                            Office of Real
Estate & Construction
October 21, 2022 Page 2
cc:       Ron Mclntyre
FirstName LastName